Filed pursuant to Rule 424(b)(5)
Registration No. 333-271901

PROSPECTUS SUPPLEMENT AMENDMENT NO. 1 DATED DECEMBER 20, 2024

(To Prospectus Supplement dated April 26, 2024 and Prospectus dated May 24, 2023)

Up to $29,696,999

American Depositary Shares
Representing Ordinary Shares

This prospectus supplement amendment no. 1 (this “amendment”) amends the prospectus supplement, dated April 26, 2024 (the “prospectus supplement”). This amendment should be read in conjunction with the prospectus supplement and the accompanying prospectus, dated May 24, 2023 (the “prospectus”), each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain unchanged.

On April 26, 2024, we entered into an ATM Sales Agreement (the “Original Sales Agreement”), with Capital One Securities, Inc. (“Capital One Securities”) and Virtu Americas LLC (“Virtu”), relating to the sale of American depositary shares (“ADSs”), each representing one of our ordinary shares, no par value, offered by the prospectus supplement and the accompanying prospectus. On December 20, 2024, we entered into an amendment to the Original Sales Agreement (the “Sales Agreement Amendment” and the Original Sales Agreement, as amended by the Sales Agreement Amendment, the “Sales Agreement”) to replace Capital One Securities with Rodman & Renshaw LLC (“Rodman & Renshaw” and, together with Virtu, each a “Sales Agent” and, collectively, the “Sales Agents”) as a Sales Agent and party to the Original Sales Agreement.

We are filing this amendment to amend the prospectus supplement to (i) increase the aggregate dollar amount of ADSs that we may sell pursuant to the Sales Agreement and (ii) replace Capital One Securities with Rodman & Renshaw as a Sales Agent under the Sales Agreement. Each reference to the term “Sales Agent” or “Sales Agents” in the prospectus supplement is hereby amended to include Rodman & Renshaw and remove Capital One Securities. Each reference to the term “Sales Agreement” in the prospectus supplement is hereby amended to refer to the Original Sales Agreement, as amended by the Sales Agreement Amendment.

The prospectus supplement originally authorized us to offer and sell ADSs having an aggregate offering price of up to $16,362,816. As of the date of this amendment, we have sold ADSs pursuant to the Sales Agreement for gross proceeds of $303,001. This amendment is increasing the dollar amount of ADSs available to be sold from time to time under the prospectus supplement to $29,696,999, which consists of $16,059,815 remaining as originally authorized under the prospectus supplement and an additional $13,637,184, from and including the date hereof.

Sales of ADSs, if any, under the prospectus supplement, as amended by this amendment, and the accompanying prospectus, may be made by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agents are not required to sell any specific number or dollar amount of ADSs but will act as our sales agents and use commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Sales Agents and us. There is no arrangement for funds to be received in any escrow, trust, or similar arrangement.

The Sales Agents will receive from us a commission of up to 3.0% of the gross proceeds of any ADSs sold through them under the Sales Agreement. In connection with the sale of ADSs on our behalf, each of the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agents may be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Sales Agents with respect to certain liabilities, including liabilities under the Securities Act. For additional information, see “Plan of Distribution” beginning on page A-6 of this amendment.

The ADSs are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GNTA.” The last reported sale price of the ADSs on the Nasdaq on December 19, 2024 was $5.36 per ADS. The trading price of the ADSs has fluctuated and is likely to continue to fluctuate due to a variety of factors.

As of the date of this amendment, we are no longer subject to the sales limitations of General Instruction I.B.5 of Form F-3. If we become subject to the offering limits in General Instruction I.B.5 of Form F-3 in the future, we will file another amendment to the prospectus supplement.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements. Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully read the discussion of material risks of investing in our securities. Please read the section entitled “Risk Factors” beginning on page A-3 of this amendment and the section entitled “Risk Factors” beginning on page S-4 of the prospectus supplement, as well as the section entitled “Item 3. Key Information—D. Risk Factors” beginning on page 3 of our Annual Report on Form 20-F for the year ended December 31, 2023, as amended, which report is incorporated by reference in this amendment and the prospectus supplement, before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Rodman & Renshaw LLC

The date of this prospectus supplement amendment no. 1 is December 20, 2024.

TABLE OF CONTENTS

Prospectus Supplement Amendment No. 1

We are responsible for the information contained and incorporated by reference in this amendment, the prospectus supplement, the accompanying prospectus, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this documentation are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT AMENDMENT NO. 1

This amendment, the prospectus supplement dated April 26, 2024 and the accompanying prospectus dated May 24, 2023 are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell from time to time any combination of the securities described in the accompanying prospectus included in the shelf registration statement from time to time in one or more offerings up to a total aggregate offering price of $100,000,000. Under the prospectus supplement, as amended by this amendment, we may from time to time sell ADSs having an aggregate offering price of up to $29,696,999, at prices and on terms to be determined by market conditions at the time of the offering.

The prospectus supplement, as amended by this amendment, describes the specific terms of this offering of ADSs and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus supplement, as amended by this amendment, and the accompanying prospectus. To the extent there is a conflict between the information contained in the prospectus supplement, as amended by this amendment, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference into the prospectus supplement, as amended by this amendment, or the accompanying prospectus that was filed with the SEC before the date of this amendment or the prospectus supplement, on the other hand, you should rely on the information in this amendment or the prospectus supplement, as applicable. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference into the prospectus supplement, as amended by this amendment—the statement in the document having the later date modifies or supersedes the earlier statement.

Before buying any of the ADSs that we are offering, we urge you to carefully read this amendment, the prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, and the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference” in the prospectus supplement. These documents contain important information that you should consider when making your investment decision.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Neither we nor the Sales Agents have authorized anyone to provide you with any information other than that contained or incorporated by reference in this amendment, the prospectus supplement, the accompanying prospectus or any related free writing prospectus to which we have referred you. Neither we nor the Sales Agent take any responsibility for and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the Sales Agents are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should assume that the information appearing in this amendment, the prospectus supplement and the accompanying prospectus, the documents incorporated by reference herein and therein, and any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and therein and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision.

We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The distribution of this amendment, the prospectus supplement and the accompanying prospectus and the offering of ADSs in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this amendment, the prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of ADSs and the distribution of this amendment, the prospectus supplement and the accompanying prospectus outside the United States. This amendment, the prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this amendment, the prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

All references in this amendment and the prospectus supplement to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.0720 per euro, the exchange rate on June 28, 2024. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate at that or any other date.

Certain figures included in this amendment and the prospectus supplement have been rounded for ease of presentation. Percentage figures included in this amendment and the prospectus supplement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this amendment and the prospectus supplement may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this amendment and the prospectus supplement may similarly not sum due to rounding.

Unless otherwise mentioned or unless the context requires otherwise, throughout this amendment, the prospectus supplement, the accompanying prospectus, and any related free-writing prospectus, the words “Genenta,” “we,” “us,” “our,” “the Company,” “our company” or similar references refer to Genenta Science S.p.A. and its subsidiaries.

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The Offering

ADSs offered by us	ADSs having an aggregate offering price of up to $29,696,999.

Ordinary shares to be outstanding immediately after this offering	Up to 23,830,350 shares (as more fully described in the notes following this table), assuming sales of 5,540,484 ADSs in this offering at an assumed offering price of $5.36 per ADS, which was the last reported sale price of the ADSs on the Nasdaq on December 19, 2024. The actual number of ADSs issued will vary depending on the number of ADSs that are sold and the sales price under this offering.

The ADSs	Each ADS represents one of our ordinary shares, with no par value. The ADSs may be evidenced by American Depositary Receipts. The depositary will hold in custody the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the Deposit Agreement among us, the depositary and owners and holders of ADSs from time to time.

Plan of Distribution	“At the market offering” that may be made from time to time through or to the Sales Agents as our sales agents or principals. See “Plan of Distribution” on page A-6.

Use of Proceeds	We intend to use the net proceeds, if any, from the sale of the ADSs under the prospectus supplement, as amended by this amendment, for our clinical trial pipeline development of TemferonTM in glioblastoma multiforme (“GBM”), renal cell carcinoma (“RCC”) and potentially other solid tumor indications, as well as general corporate purposes and working capital. See “Use of Proceeds.”

Depositary	The Bank of New York Mellon.

Custodian	The Bank of New York Mellon, as custodian, acting through an office located in the United Kingdom.

Risk Factors	Investing in the ADSs involves significant risks. See the disclosure under the heading “Risk Factors” on page A-3 in this amendment, under the heading “Risk Factors” on page S-4 of the prospectus supplement and under similar headings in other documents incorporated by reference into this amendment and the prospectus supplement.

The Nasdaq Capital Market symbol	“GNTA”

The number of our ordinary shares to be outstanding after this offering as shown above is based on 18,289,866 of our ordinary shares outstanding as of June 30, 2024, and excludes:

●	439,140 ordinary shares issuable upon exercise of stock options outstanding as of June 30, 2024 with a weighted-average exercise price of $4.86 per share;

●	23,502 ordinary shares represented by ADSs issuable upon exercise of warrants outstanding as of June 30, 2024 with an exercise price of $14.375 per ADS; and

●	up to 1,389,846 ordinary shares reserved for future issuance under our 2021 – 2025 Stock Option Plan (the “Stock Option Plan”) as of June 30, 2024.

Except as otherwise indicated, all information in this amendment does not assume or give effect to the grant of any stock options or the exercise of outstanding stock options or warrants after June 30, 2024.

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RISK FACTORS

Investment in the ADSs sold in this offering involves risks. You should carefully consider the risk factors described below, in the prospectus supplement and in our Annual Report on Form 20-F for the year ended December 31, 2023, as amended, incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus, any amendment or update thereto reflected in subsequent filings with the SEC, and all other information contained or incorporated by reference in this amendment, the prospectus supplement and the accompanying prospectus, as updated by our subsequent filings with the SEC. The occurrence of any of these risks might cause you to lose all or part of your investment in the ADSs offered under the prospectus supplement, as amended by this amendment. The risks and uncertainties previously described and discussed below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks actually occurs, our business, financial condition, results of operation or cash flow could be adversely affected. This could cause the trading price of the ADSs to decline, resulting in a loss of all or part of your investment. Please also read carefully the section in the prospectus supplement titled “Special Note Regarding Forward-Looking Statements.”

Risks Relating to this Offering

If you purchase the ADSs sold in this offering, you may experience immediate and substantial dilution in the net tangible book value of the ADSs. In addition, we may issue additional equity or convertible debt securities in the future, which may result in additional dilution to you.

The price per ADS of the ADSs being offered pursuant to the prospectus supplement, as amended by this amendment, may be higher than the net tangible book value per ADS prior to this offering. Assuming an aggregate gross amount of $29,696,999 of ADSs will be sold in this offering at an assumed offering price of $5.36 per ADS, the last reported sale price of the ADSs on the Nasdaq on December 19, 2024, and after deducting commissions and estimated offering expenses payable by us, new investors in this offering will incur immediate dilution of $3.39 per ADS. For a more detailed discussion of the foregoing, see the section entitled “Dilution” below.

To the extent outstanding stock options or warrants are exercised, there will be further dilution to new investors. In addition, to the extent we need to raise additional capital in the future and we issue additional ordinary shares, ordinary shares represented by ADSs or securities convertible or exchangeable for our ordinary shares and/or ordinary shares represented by ADSs, our then existing shareholders may experience dilution and the new securities may have rights senior to those of the ADSs offered in this offering. The price per share or ADS at which we sell additional ordinary shares or ADSs, as applicable, or securities convertible or exchangeable into ordinary shares and/or ADSs, in any future transactions may be higher or lower than the price per ADS paid by investors in this offering.

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USE OF PROCEEDS

We may issue and sell ADSs having aggregate sales proceeds of up to $29,696,999 from time to time. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. There can be no assurance that we will sell any ADSs under or fully utilize the Sales Agreement as a source of financing.

We currently intend to use the net proceeds from this offering, if any, for our clinical trial pipeline development of TemferonTM in GBM, RCC and potentially other solid tumor indications, as well as general corporate purposes and working capital. We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, our management will have broad discretion in the allocation of the net proceeds from this offering. Pending use of the net proceeds, we currently intend to invest any proceeds in a variety of capital preservation instruments, including short-term, investment grade, and interest-bearing instruments and government securities.

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DILUTION

If you invest in the ADSs in this offering, your interest will be diluted to the extent of the difference between the price per ADS you pay in this offering and the net tangible book value per ADS immediately after this offering. The net tangible book value of our ordinary shares as of June 30, 2024 was approximately $18.0 million, or approximately $0.99 per ordinary share, based upon 18,289,866 ordinary shares outstanding as of June 30, 2024. Net tangible book value per ordinary share is equal to our total tangible assets, less our total liabilities, divided by the total number of ordinary shares outstanding as of June 30, 2024. For purposes of illustration, the following discussion assumes that all of our outstanding ordinary shares both before and after this offering are represented by ADSs, each representing one ordinary share.

After giving effect to the sale of the ADSs in the aggregate amount of $29,696,999 at an assumed offering price of $5.36 per ADS, the last reported sale price of the ADSs on the Nasdaq on December 19, 2024, and after deducting commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2024 would have been $47.0 million, or $1.97 per ADS. This represents an immediate increase in net tangible book value of $0.98 per ADS to our existing shareholders and an immediate dilution in net tangible book value of $3.39 per ADS to new investors in this offering.

The following table illustrates this calculation on a per ADS basis. The as-adjusted information is illustrative only and will adjust based on the actual price to the public, the actual number of ADSs sold, and other terms of the offering determined at the time ADSs are sold pursuant to the prospectus supplement, as amended by this amendment. The as-adjusted information assumes that all of the ADSs in the aggregate amount of $29,696,999 will be sold at the assumed offering price of $5.36 per ADS, the last reported sale price of the ADSs on the Nasdaq on December 19, 2024. The ADSs sold in this offering, if any, will be sold from time to time at various prices.

Assumed public offering price per ADS		$5.36
Net tangible book value per ADS as of June 30, 2024	$0.99
Increase in net tangible book value per ADS attributable to the offering	0.98

As adjusted net tangible book value per ADS after giving effect to the offering		1.97

Dilution per ADS to new investors participating in the offering		$3.39

The foregoing table excludes:

●	439,140 ordinary shares issuable upon exercise of stock options outstanding as of June 30, 2024 with a weighted-average exercise price of $4.86 per share;

●	23,502 ordinary shares represented by ADSs issuable upon exercise of warrants outstanding as of June 30, 2024 with an exercise price of $14.375 per ADS; and

●	up to 1,389,846 ordinary shares reserved for future issuance under the Stock Option Plan as of June 30, 2024.

The foregoing table does not assume or give effect to the grant of any stock options or the exercise of outstanding stock options or warrants after June 30, 2024. To the extent stock options are exercised, there may be further dilution to new investors.

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PLAN OF DISTRIBUTION

We have entered into the Sales Agreement with the Sales Agents. Pursuant to the prospectus supplement, as amended by this amendment, we may offer and sell ADSs having an aggregate gross sales price of up to $29,696,999 from time to time through or to the Sales Agents acting as sales agents or principals. We have filed a copy of the Original Sales Agreement by means of our report on Form 6-K furnished to the SEC on April 26, 2024, which report is incorporated by reference in this amendment and the prospectus supplement, and we will file a copy of the Sales Agreement Amendment by means of a further report on Form 6-K.

Upon delivery of a placement notice and subject to the terms and conditions of the Sales Agreement, the Sales Agents may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may instruct the Sales Agents not to sell ADSs if the sales cannot be effected at or above the price designated by us from time to time. We or the Sales Agents may suspend the offering of ADSs upon notice and subject to other conditions.

We will pay the Sales Agents commissions, in cash, for their service in acting as agent in the sale of the ADSs. Rodman & Renshaw and Virtu will each be entitled to compensation at a commission rate of up to 3.0% of the sales price per ADS sold under the Sales Agreement. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Sales Agents for certain specified expenses, including the fees and disbursements of their legal counsel in an aggregate amount not to exceed $50,000 in connection with entering into the Original Sales Agreement and the fees and disbursements of their legal counsel in an aggregate amount not to exceed $25,000 in connection with entering into the Sales Agreement Amendment. Additionally, pursuant to the terms of the Sales Agreement, we agreed to reimburse the Sales Agents for the fees and costs of their legal counsel reasonably incurred in connection with the Sales Agents’ ongoing diligence arising from the transactions contemplated by the Sales Agreement in an aggregate amount not to exceed $10,000 in the aggregate per calendar half year. We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to the Sales Agents under the terms of the Sales Agreement, will be approximately $774,000.

Settlement for sales of ADSs will occur on the first business day following the date on which any sales are made, or on some other date that is agreed upon by us and the Sales Agents in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of the ADSs as contemplated in the prospectus supplement, as amended by this amendment, will be settled through the facilities of The Depository Trust Company or by such other means as we and the Sales Agents may agree upon. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement.

The Sales Agents will use their commercially reasonable efforts, consistent with their sales and trading practices, to solicit offers to purchase the ADSs under the terms and subject to the conditions set forth in the Sales Agreement. In connection with the sale of the ADSs on our behalf, each of the Sales Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Sales Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Sales Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of the ADSs pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein. We and the Sales Agents may each terminate the Sales Agreement at any time upon ten days’ prior notice.

The Sales Agents and their respective affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Sales Agents will not engage in any market making activities involving the ADSs while the offering is ongoing under the prospectus supplement, as amended by this amendment.

This amendment, the prospectus supplement and the accompanying prospectus may be made available in electronic format on a website maintained by the Sales Agents, and the Sales Agents may distribute this amendment, the prospectus supplement and the accompanying prospectus electronically.

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LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Fenwick & West LLP, New York, New York. Certain legal matters with respect to the validity of the ordinary shares represented by ADSs offered by the prospectus supplement, as amended by this amendment, will be passed upon for us by Giovannelli e Associati, Studio Legale, Italy. The Sales Agents are being represented in connection with this offering by Duane Morris LLP, New York, New York, with respect to certain U.S. legal matters, and Chiomenti Studio Legale LLC, New York, New York, with respect to certain Italian legal matters.

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Up to $29,696,999

American Depositary Shares

Representing Ordinary Shares

PROSPECTUS SUPPLEMENT AMENDMENT NO. 1

TO PROSPECTUS SUPPLEMENT

Rodman & Renshaw LLC

December 20, 2024

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